

December 17, 2012

Via E-mail
Gregory R. Hullinger
Chief Financial Officer
VAALCO Energy, Inc.
4600 Post Oak Place, Suite 300
Houston, TX 77027

> Re: **VAALCO Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-32167**

Dear Mr. Hullinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Properties, page 27

Proved Undeveloped Reserves, page 31

1.   We note on page 31 you state "the Company had 2,194 MBbls and 1,069 MMcf of PUDs at December 31, 2011, compared with 1,894 MBbls of PUDs at December 31, 2010." It does not appear that you provide an explanation for the changes in your proved undeveloped reserves here or elsewhere in your filing on Form 10-K. Furthermore, other than noting "the Company did not convert any PUD's to proved developed reserves in 2011," it is not clear whether you made any investments or other progress during the year to convert your proved undeveloped reserves to developed reserves. Please expand your disclosure to provide more specific detail regarding your proved undeveloped reserves as required under Items 1203(b) and 1203(c) of Regulation S-K.

2.   We note on page 31 you state "generally, the Company's PUDs are converted to proved developed reserves within five years of the date they are first booked as PUDs." You also state "the Company did not convert any PUD's to proved developed reserves in 2011." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. With a view toward disclosure, please tell us if any of the proved undeveloped reserves you disclose as of December 31, 2011 will take more than five years since initial disclosure to develop.

Exhibit 99.1

3.   We note the statement on page 1 of the report relating to the properties located in Gabon and on page 1 of the report relating to the properties located in the U.S. that "the estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas." The report further states that the "definitions are presented immediately following this letter." We note the information relating to the definitions used in the preparation of the report is not included as part of Exhibit 99.1. Please confirm that the referenced information will be presented in reports filed with your future Exchange Act filings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding engineering comments. Please contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director